Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of the terms of our Class A and Class B common stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our Certificate of Incorporation authorizes us to issue up to 900,000,000 shares of Class A common stock, up to 500,000,000 shares of Class B common stock, and up to 50,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors (the “Board”).

Our Class A common stock, par value $0.0001 per share, is listed on the Nasdaq Global Select Market under the symbol “NXT” and began trading on February 9, 2023. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.0001 per share.

There is no preferred stock outstanding.

Class A common stock

Holders of our Class A common stock are entitled to the rights set forth below.

Voting rights

Each holder of our Class A common stock is entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our Certificate of Incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our Class A common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding-up of us, holders of our Class A common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

No preemptive or similar rights

Holders of our Class A common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class A common stock.

Ratio of shares of Class A common stock to LLC Common Units

Our Certificate of Incorporation and the amended and restated limited liability company agreement between the Nextracker LLC (the “LLC”), Yuma, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Flex Ltd. (“Yuma”), Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Yuma Sub”) and TPG Rise Flash, L.P., an affiliate of the private equity firm TPG (“TPG”), Yuma Sub and TPG (the “LLC Agreement”) requires that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of common units of the LLC (the “LLC Common Units”) owned by us, except as otherwise determined by us.

Class B common stock

Holders of our Class B common stock are entitled to the rights set forth below. Yuma owns 75.53%, Yuma Sub owns 14.55% and TPG owns 9.93%, respectively, of the outstanding shares of our Class B common stock. Only Yuma, Yuma Sub, TPG and each of their permitted transferees of Class B common stock are permitted to hold shares of our Class B common stock.

Voting rights

Each holder of our Class B common stock is entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our Certificate of Incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Approval rights of holders of Class B common stock

We entered into the separation agreement with Flex Ltd. (“Flex”), which gives our controlling stockholder the right to nominate a majority of our directors after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and specifies how our controlling stockholder’s nomination rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases.

Pursuant to the separation agreement, for so long as Flex beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Flex has the right, but not the obligation, to designate for nomination a majority of the directors (including the chairman of our Board) and a majority of the members of any committee of the Board. In addition, Flex has the right, but not the obligation, to nominate (i) 40% of our directors, as long as it beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (ii) 40% of our directors, as long as it beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (iii) 30% of our directors, as long as it beneficially owns 20% or more, but less than 30% of the combined voting power of our outstanding common stock, and (iv) 20% of our directors, as long as it beneficially owns 10% or more, but less than 20% of the combined voting power of our outstanding common stock. For so long as Flex beneficially owns less than a majority but at least 5% of the total voting power of our outstanding common stock with respect to the election of directors, Flex is entitled to include at least one of its designees on each committee of the Board.

Dividends

The holders of outstanding shares of Class B common stock do not have any right to receive dividends or any distribution upon our liquidation, dissolution or winding-up.

No preemptive or similar rights

Holders of our Class B common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B common stock.

Ratio of shares of Class B common stock to LLC Common Units

Our Certificate of Incorporation and the LLC Agreement require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Yuma, Yuma Sub, TPG and each of their permitted transferees and the number of LLC Common Units owned by Yuma, Yuma Sub, TPG and each of their permitted transferees, except as otherwise determined by us.

Combined voting of Class A common stock and Class B common stock

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law.

Preferred stock

Under our Certificate of Incorporation, we are authorized, subject to limitations by the DGCL and by our Certificate of Incorporation, to issue up to 50,000,000 shares of preferred stock in one or more series without further action by holders of our common stock. The Board has the discretion, subject to limitations prescribed by the DGCL and by our Certificate of Incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-takeover effects of various provisions of Delaware law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We have not elected to “opt out” of Section 203. However, Flex and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Flex beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Flex to serve on the Board have the ability to pre-approve other parties, including potential transferees of Flex’s shares of our common stock, so that Section 203 will not apply to such other parties.

Dual class stock. We have a dual class common stock structure, which provides our stockholders prior to our initial public offering, co-founders, executives, employees, directors and their affiliates with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Classified board. Our Certificate of Incorporation provides that our Board is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders, which will be held on September 20, 2023. The directors designated as Class II directors have terms expiring at the subsequent annual meeting of stockholders, which will be held in 2024, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which will be held in 2025. Commencing with the first annual meeting of stockholders, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors. Our Certificate of Incorporation provides that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to certificate of incorporation. Our Certificate of Incorporation provides that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon (the “Trigger Event”), the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the calling of special meetings of stockholders, certain relationships and transactions with Flex, stockholder action by written consent, forum selection, the ability to amend the Bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to bylaws. Our Certificate of Incorporation and Bylaws provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our Bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class. Our Bylaws also provide for advance notice to be given for nominations for elections of directors and stockholder action by written consent.

Size of board and vacancies. Our Certificate of Incorporation provides that the Board will consist of not less than three (3) nor greater than fifteen (15) directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by an affirmative vote of a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation, retirement, removal or disqualification.

Special stockholder meetings. Our Certificate of Incorporation provides that special meetings of stockholders may be called only by (a) the secretary at the direction of a majority of the directors then in office, at any time, (b) the chairperson of our board of directors, at any time, or (c) until the Trigger Event, the secretary at the written request of the holders of a majority of the voting power of the then-outstanding voting stock, and special meetings may not be called by any other person. Stockholders may not call special stockholder meetings from and after the occurrence of the Trigger Event.

Stockholder action by written consent. Our Certificate of Incorporation provides that, until the Trigger Event, with respect to any action required or permitted to be taken at any annual meeting or special meeting of stockholders, our stockholders may act by written consent.

Requirements for advance notification of stockholder nominations and proposals. The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the Bylaws require that candidates for election as director disclose their qualifications and make certain representations.

No cumulative voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Undesignated preferred stock. The authority that the Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Choice of forum. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws ; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Conflicts of interest; corporate opportunities

In order to address potential conflicts of interest between us and Flex, our Certificate of Incorporation contains certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Flex and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Flex. In general, these provisions recognize that we and Flex may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Flex will continue to have contractual and business relations with each other, including directors, officers and/or employees of Flex serving as our directors, officers and/or employees.

Our Certificate of Incorporation provides that Flex has no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our Certificate of Incorporation provides that for so long as Flex owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Flex acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Flex, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Flex shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Flex.

Our Certificate of Incorporation also provides for special approval procedures that may be utilized if it is deemed desirable by Flex, us, our affiliates or any other party that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

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the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of our Certificate of Incorporation.

Limitations on liability, indemnification of officers and directors and insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Certificate of Incorporation includes such an exculpation provision. Our Certificate of Incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Certificate of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and, subject to certain exceptions, officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Certificate of Incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We have also entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our Certificate of Incorporation.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.